Exhibit 12
American International Group, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Three Months		Six Months
	Ended June 30,		Ended June 30,

(in millions, except ratios)	2007	2006	2007	2006

Income before income taxes, minority interest and cumulative effect of an accounting change	$6,328	$5,241	$12,500	$10,034
Less – Equity income of less than 50% owned persons	49	110	91	130
Add – Dividends from less than 50% owned persons	25	15	25	18

	6,304	5,146	12,434	9,922

Add – Fixed charges	2,442	2,048	5,114	3,996
Less – Capitalized interest	9	14	20	29

Income before income taxes, minority interest, cumulative effect of an accounting change and fixed charges	$8,737	$7,180	$17,528	$13,889

Fixed charges:
Interest costs	$2,381	$1,995	$4,993	$3,891
Rental expense*	61	53	121	105

Total fixed charges	$2,442	$2,048	$5,114	$3,996

Ratio of earnings to fixed charges	3.58	3.51	3.43	3.48

Secondary Ratio

Interest credited to GIC and GIA policy and contract holders	$(1,268)	$(1,097)	$(2,847)	$(2,187)
Total fixed charges excluding interest credited to GIC and GIA policy and contract holders	$1,174	$951	$2,267	$1,809

Secondary ratio of earnings to fixed charges	6.36	6.40	6.48	6.47

*	The proportion deemed representative of the interest factor.
The secondary ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them and is more comparable to the ratios disclosed by all issuers of fixed income securities. The secondary ratio removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contractholders. Such interest expenses are also removed from income before income taxes, minority interest and cumulative effect of an accounting change used in this calculation. GICs and GIAs are entered into by AIG’s insurance subsidiaries, principally Sun America Life Insurance Company and AIG Financial Products Corp. and its subsidiaries, respectively. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. The assets acquired yield rates greater than the rates on the related policyholders obligation or agreement, with the intent of earning operating income from the spread.